EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

						Nine months ended
	1999	2000	2001	2002	2003	September 30, 2004

Fixed Charges:

Interest	$ 62	$ 72	$ 70	$ 47	$ 48	$ 30

Interest portion of annual rentals	3	4	3	2	2	1

Total fixed charges for purpose of ratio	$ 65	$ 76	$ 73	$ 49	$ 50	$ 31

Earnings:

Pretax income from continuing operations	$ 383	$ 390	$ 377	$ 391	$ 360	$ 308

Add: total fixed charges (from above)	65	76	73	49	50	31

Total earnings for purpose of ratio	$ 448	$ 466	$ 450	$ 440	$ 410	$ 339

Ratio of earnings to fixed charges	6.89	6.13	6.16	8.98	8.20	10.94